Mail Stop 3010

December 18, 2009

Via U.S. Mail and Fax (818-242-0566)
Mr. Edward A. Stokx
Chief Financial Officer
PS Business Parks, Inc.
701 Western Ave.
Glendale, CA 91202

      RE: **PS Business Parks, Inc.**
               Forms 10-K and 10-K/A for the period ended December 31, 2008
               Filed February 26, 2009 and June 17, 2009
               Form DEF 14A filed April 1, 2009
               File No. 1-10709

Dear Mr. Stokx:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Portfolio Information, page 23

1.   We note your disclosure regarding Miami International Commerce Center. In future Form 10-K filings, on a portfolio basis please also disclose:

        ▪   Average occupancy rates for each of the last five years;

- The average effective annual rental per square foot or unit for each of the last five years; and

- Lease expirations for each of the next ten years.

Please supplementally provide us your proposed disclosure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Concentration of Portfolio by Region, page 35

2.   In future filings, please reconcile total NOI to the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. The computation of "Total based on GAAP" does not represent a GAAP measure. Please also make this revision to the tables on pages 39 and 42.

Liquidity and Capital Resources, page 43

3.   It appears that your measure of "retained cash" is a non-GAAP measure. To the extent that retained cash is presented in future filings, please revise your disclosure to comply with the requirements of Item 10(e)(1) of Regulation S-K. In addition, please present the amounts for the three major categories of the cash flow statement when a non-GAAP liquidity measure is presented. Refer to Question 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Measures. Please provide us with a copy of your proposed revisions.

DEF 14A

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 14

Annual Bonuses for 2008 Performance, page 15

4.   You disclose that the Compensation Committee determined that 2008 bonuses would be based on the achievement of targeted levels of funds available for distribution for the corporate component and that if the corporate 2008 FAD targets were met, individual bonuses for named executive officers would then be awarded based on achievement of divisional performance with respect to occupancy, NOI, leasing and enterprise value metrics, and achievement of individual leadership and performance metrics primarily related to job function. Please additionally disclose the 2008 FAD targets and actual

results as well as the 2008 goals and actual results regarding occupancy, NOI, leasing and enterprise value metrics. Please also describe the goals and actual results regarding individual leadership and performance metrics. Finally, please explain how the achievements of such targets and goals relates to the specific amounts paid in bonuses to your NEOs. Please provide this disclosure in future filings and tell us how you plan to comply.

5.   You also disclose that in addition to the annual incentive cash bonuses, each NEO other than Mr. Russell and Mr. Stokx are eligible to receive additional annual bonus amounts based on achievement of performance targets for the company's seasoned acquired properties under a deferred acquisition bonus program. You state that the performance targets are based on achievement of targeted levels of property level returns for designated acquisition properties after transactional capitalized expenditures. Please additionally disclose performance targets and actual results and how the achievement of such targets relates to the specific amounts paid. Please provide this disclosure in future filings and tell us how you plan to comply.

Restricted Stock Unit Awards for 2008 Performance under the 2005-2008 LTIEP, page 16

6.   Your disclosure regarding awards under the 2005-2008 LTIEP is unclear. Please revise to clearly disclose the targets and actual results for the award related to the total return during each of 2005, 2006, 2007 and 2008 as well as the reward related to the total return over the four-year period from January 1, 2005 through December 31, 2008. Please disclose how the achievement of such targets relates to the specific stock awards. Please provide this disclosure in future filings and tell us how you plan to comply.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your intended future disclosures that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Philip Rothenberg, Staff Attorney at 202-551-3466 with any other questions.

Sincerely,

Kristi Marrone
Staff Accountant